SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2019

(Commission File No. 001-33356),

Gafisa S.A.
(Translation of Registrant's name into English)

Av. Nações Unidas No. 8501, 19th floor
São Paulo, SP, 05425- 070
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark if the registrant is submitting
the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)

Yes ______ No ___X___

Indicate by check mark if the registrant is submitting
the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ______ No ___X___

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ______ No ___X___

If “Yes” is marked, indicate below the file number assigned
to the registrant in connection with Rule 12g3-2(b): N/A

GAFISA S.A.

CNPJ/MF nº 01.545.826/0001-07 NIRE 35.300.147.952

Publicly-held Company

MATERIAL FACT

GAFISA S.A. (BOVESPA: GFSA3) (“Gafisa” or “Company”), in a meeting held on March 13, 2019 and, pursuant to the Company's Bylaws, since the GWI Group confirmed that it did not formulate a tender offer (“TO”) as it achieved relevant shareholding, the Company's Board of Directors unanimously resolved to call for an extraordinary shareholders' meeting to deliberate on GWI Group's suspension of rights as a shareholder, pursuant to Article 52 of the Company's Bylaws. In view of forthcoming call for the annual and extraordinary shareholders' meetings of the Company, the board members resolved that referred matter shall be included in the agenda of the referred meetings.

São Paulo, SP, Brazil, March 13, 2019.

GAFISA S.A.

Ana Maria Loureiro Recart

Chief Executive, Financial and Investor Relations Officer

São Paulo - Brasil AV das Nações Unidas , 8 501 - 19° andar Eldolrado Business Tower Pinheiros CEP 05425-070 - São Paulo

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: March 13, 2019

Gafisa S.A.

By:	/s/ Ana Maria Loureiro Recart
Name: Ana Maria Loureiro Recart Title: Chief Executive Officer